Powell Capital Markets, Inc.
Statement of Financial Condition

September 30, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____10/01/17_____ AND ENDING _____9/30/18_____
                                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Powell Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____3 Becker Farm Road_____
(No. and Street)

Roseland   NJ   07068
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur F. Powell   (973) 740-1230
                                                                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name - if individual, state last, first, middle name)

529 5th Avenue   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Powell Capital Markets, Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Shareholder's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   Rule 15c3-3 Exemption Report.

**   ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Arthur F. Powell, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to Powell Capital Markets, Inc. for the year ended September 30, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

President _____
Title

_____
Notary Public

Wendy Marroquin
Notary Public
New Jersey
My Commission Expires 4-23-20
No. 2372715



CITRIN COOPERMAN®

Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President
Powell Capital Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Powell Capital Markets, Inc. as of September 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Powell Capital Markets, Inc. as of September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Powell Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Powell Capital Markets, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Powell Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Powell Capital Markets, Inc.'s auditor since 2018.
New York, New York
November 30, 2018

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Powell Capital Markets, Inc.

Statement of Financial Condition
September 30, 2018

Assets

Cash	$	169,367
Receivable from clearing broker, including clearing deposit of $25,000		38,734
Fees receivable		5,000
Prepaid expenses and other assets		15,873
Total assets	$	228,974

Liabilities and Stockholder's Equity

Due to officer	$	8,065
Accounts payable		76,434
		84,499

Stockholder's Equity

Common stock, no par value, 1,000 shares authorized, 400 shares issued and outstanding	40,000
Additional paid-in capital	369,447
Accumulated deficit	(264,972)
Total stockholder's equity	144,475
Total liabilities and stockholder's equity	$ 228,974

The accompanying notes are an integral part of this financial statement.

Powell Capital Markets, Inc.

Notes to Financial Statement
September 30, 2018

1. **Nature of Operations**

   Powell Capital Markets, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company participates in municipal bond underwritings and performs financial advisory services for its municipal clients.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Accounting Standards Update ("ASU") 2014-15 became effective for the fiscal year ended September 30, 2016 and requires that management evaluate conditions or events that raise substantial doubt about the Company's ability to continue as a going concern as defined by GAAP.

   The Company has evaluated its losses and negative cash flows from operations and has determined that these conditions gave rise to substantial doubt about its ability to continue as a going concern as defined under GAAP.

   Management has taken the following actions to alleviate the substantial doubt including; 1) negotiations with its landlord, now that its current lease has expired, to occupy significantly smaller office space and thus reducing occupancy costs, and 2) has obtained a commitment from one of its vendors to provide support to the Company by substantially reducing or eliminating entirely costs for its services to the Company and 3) has committed and expected transactions that will provide sufficient revenues to cover the Company's expenses for a period of at least one year from the date this report is issued.

   Revenue recognition
   Management fees and profits from participation in municipal securities underwritings are recorded on the closing date of each underwriting or when all of the activities related to the underwriting are substantially completed, whichever is sooner.

   Income Taxes
   The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. **Summary of Significant Accounting Policies (continued)**

   Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the matters which are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and state jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

In accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes", deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

FASB ASC 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

The Company uses the cash basis for tax return purposes.

Powell Capital Markets, Inc.

2. **Summary of Significant Accounting Policies (continued)**

   Income Taxes (continued)

   At September 30, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

3. **Income Taxes**

   At September 30, 2018, the Company has net operating loss carryforwards of approximately $337,000 including $173,000 for federal tax purposes expiring in 2033 and $164,000 for state tax purposes expiring in 2031. Deferred tax assets resulting from accrual to cash adjustments amounted to $21,000 for federal and $6,000 for state tax purposes.

   A valuation allowance has been recorded in the current year against the total value of the deferred tax assets as the Company believes it is more likely than not that this benefit will not be realized.

   The difference between the federal statutory rate and the Company's effective tax rate is primarily due to minimum state taxes and items not deductible for tax purposes.

4. **Regulatory Requirements**

   The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2018, the Company had net capital of approximately $124,000 which exceeded the required net capital by approximately $24,000.

   The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(ii) of that rule.

5. **Commitment**

   The Company rents office space under an operating lease that expires November 30, 2018. As of the date of these financial statements, management has not negotiated a new lease for office space. The approximate future annual rental commitments under the lease, as of September 30, 2018 are as follows:

Year Ending September 30,	Total Commitment
2019	$ 10,400

6. **Off-balance sheet risk and concentration of credit risk**

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to this clearance agreement and includes a clearing deposit of $25,000.

The Company maintains its cash balances in multiple financial institutions.

7. **Related Party Transaction**

Approximately $8,000 is payable to officer as of September 30, 2018. The amount is non-interest bearing.

8. **Profit Sharing Plan**

The Company has a profit sharing plan, which covers all employees that meet certain eligibility requirements. Non-elective employer safe harbor contributions are required each year at 3% of compensation for eligible participants.

9. **New Accounting Pronouncements**

In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", ("ASU 2014-09") that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09 requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue that is recognized. The FASB has approved a one-year deferral of this standard, and this pronouncement is now effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Accordingly, the Company will adopt ASU 2014-09 for its fiscal year ending September 30, 2019. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

9. **New Accounting Pronouncements (continued)**

Effective for the fiscal year ended September 30, 2020, any operating leases will be subject to ASU 2016-02 "Leases", which calls for the right to use lease assets and the present value of future lease payments to be reflected on the Company's Statement of Financial Condition. While this will increase the amounts reflected in that statement, the Company does not expect that this change in GAAP will have any material effect on its overall financial condition, its operations or its regulatory compliance.

10. **Subsequent Events**

In November 2018, $25,000 of additional paid in capital was contributed to the Company.